ALTECH DIGITAL CO. LTD.

VIA EDGAR

January 6, 2026

Division of Corporation Finance

Office of Technology

Securities & Exchange Commission

Washington, D.C. 20549

Dear SEC Officers:

Re:	Altech Digital Co., Ltd
Request for Withdrawal of Registration Statement on Form F-1
File No. 333-289757

On August 21, 2025, Altech Digital Co., Ltd, a Cayman Islands company (the “Company”), initially filed a Form F-1 Registration Statement (File No. 333-289757) (together with the exhibits and amendments thwereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). The Registration Statement subsequently became effective on November 19, 2025.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The Company represents that no securities were sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact me at +1 310-728-5129 or our Mr. Herman Lee at +852 6306-1150 if you have any questions regarding this request for withdrawal.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick

cc:	Sichenzia Ross Ference Carmel LLP